Exhibit 99.11

November 24, 2015

Metropolitan Series Fund

One Financial Center

Boston, Massachusetts 02111

Ladies and Gentlemen:

We have been requested by Metropolitan Series Fund, a Delaware statutory trust with transferable shares (the “Trust”) established under an Amended and Restated Agreement and Declaration of Trust dated May 23, 2012 (the “Declaration”), for our opinion with respect to certain matters relating to the WMC Core Equity Opportunities Portfolio (the “Acquiring Portfolio”), a series of the Trust. We understand that the Trust is about to file a Registration Statement on Form N-14 for the purpose of registering shares of the Trust under the Securities Act of 1933, as amended (the “1933 Act”), in connection with the proposed acquisition by the Acquiring Portfolio of all of the assets of the Pioneer Fund Portfolio (the “Acquired Portfolio”), a series of the Met Investors Series Trust, in exchange solely for shares of the Acquiring Portfolio and the assumption by the Acquiring Portfolio of the liabilities of the Acquired Portfolio pursuant to an Agreement and Plan of Reorganization, the form of which is included in the Form N-14 Registration Statement (the “Plan”).

We have, as counsel, participated in various business and other proceedings relating to the Trust. We have examined copies, either certified or otherwise proved to be genuine to our satisfaction, of the Trust’s Declaration and By-Laws, and other documents relating to its organization, operation, and proposed operation, including the proposed Plan, and we have made such other investigations as, in our judgment, are necessary or appropriate to enable us to render the opinion expressed below.

We are admitted to the Bar of The Commonwealth of Massachusetts and generally do not purport to be familiar with the laws of the State of Delaware. To the extent that the conclusions based on the laws of the State of Delaware are involved in the opinion set forth herein below, we have relied, in rendering such opinions, upon our examination of Chapter 38 of Title 12 of the Delaware Code Annotated, as amended, entitled “Treatment of Delaware Statutory Trusts” and on our knowledge of interpretation of analogous common law of The Commonwealth of Massachusetts.

Based upon the foregoing, and assuming the approval by shareholders of the Acquired Portfolio of certain matters scheduled for their consideration at a meeting presently anticipated to be held on February 26, 2016, it is our opinion that the shares of the Acquiring Portfolio currently being registered, when issued in accordance with the Plan and the Trust’s Declaration and By-Laws, will be legally issued, fully paid and non-assessable by the Trust, subject to compliance with the 1933 Act, the Investment Company Act of 1940, as amended, and applicable state laws regulating the offer and sale of securities.

Metropolitan Series Fund

November 24, 2015

With respect to the opinion expressed above, we note that, pursuant to Section 5 of Article IV of the Declaration, the trustees have the power to cause any shareholder, or any shareholder of a particular series, to pay directly, in advance or arrears, for charges of the Trust’s custodian or transfer, shareholder servicing or similar agent, an amount fixed from time to time by the trustees, by setting off such charges due from such shareholder from declared but unpaid dividends owed such shareholder and/or by reducing the number of shares in the account of such shareholder by that number of full and/or fractional shares which represent the outstanding amount of such charges due from such shareholder.

We hereby consent to the filing of this opinion with and as a part of the Registration Statement on Form N-14. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations promulgated thereunder.

Very truly yours,

/s/ SULLIVAN & WORCESTER LLP